October 7, 2009

Ms. Kristin Lochhead
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Frequency Electronics, Inc. Form 10-K for the fiscal year ended April 30, 2009; Filed July 29, 2009 Form 10Q for the fiscal quarter ended July 31, 2009 File No. 001-08061

Dear Ms. Lochhead:

This letter is in response to your letter dated September 23, 2009 to Alan Miller, Chief Financial Officer of Frequency Electronics, Inc. (“Frequency” or the “Company”).  We appreciate and share in the Staff's objective to ensure that the disclosures made by the Company reflect the highest level of transparency.

Our responses to your comments are set forth below.

Form 10-K for the period ending April 30, 2009

Results of Operations – page 17
Operating Loss, page 20

1.
We see the discussion on the non-GAAP measure, operating loss, excluding the effect of inventory reserve.  Please note that under Item 10(e)(1)(ii)(B) of Regulation S-K, a registrant must not adjust a non-GAAP performance measure to eliminate items when the nature of the charge is such that there was a similar charge within the prior two years.  We see that you recognized inventory provisions in each of the years presented.  Please tell us how your presentation of the non-GAAP measures is appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and where you have provided all of the disclosures required under the guidance.  Alternatively, remove these measures from future filings.

Company Response

We acknowledge that inventory write downs are a common occurrence for Frequency which is not unusual for a manufacturing company.  In fiscal years 2005 through 2008, such write downs have ranged from $700,000 to $1.6 million and are based on regular evaluation of our inventory.  During fiscal year 2009, the total writedown of inventory was $4.4 million, which far exceeded the write downs of the previous four fiscal years.  (See also our response to Question 2, below.)

Keeping in mind the limitations regarding non-GAAP performance measures as expressed in Item 10(e) of Regulation S-K, we believe it was important to specifically highlight the $3.4 million write down of inventory for our wireless telecommunications market not only because of the impact on our fiscal year 2009 operating results and our gross margin rates, but also due to the implications for the future business of our company.  This is why we commented on the write down in several places in the Form 10-K.  (See pages 4 and 17, Fiscal 2009 Significant Matters as well as page 18, Gross Margin Rates; page 19, Operating Loss; and footnotes 4 and 16 which indicate that we recorded $2.9 million out of the total $3.4 million telecommunications inventory write down in the fourth quarter of fiscal year 2009.)  In our opinion, this was a singular event as the Company experienced a dramatic decline in revenues from this historically important market area during the second half of our fiscal year.  Further, our customers indicate that they do not anticipate any significant new business for the near term, if ever, as wireless providers migrate to different technologies and display a willingness to accept a lower quality of service.  As a consequence, this write down is a key indicator of not only the value of our inventory, but also the nature of our future business.  We therefore deemed it appropriate to highlight this element of the fiscal year 2009 inventory adjustments.  Such disclosure is consistent with Item 10(e) of Regulation S-K because this specific inventory writedown represented an important event.  We have not historically discussed more typical recurring inventory write downs.  We believe our fiscal year 2009 disclosure was consistent with Item 10(e) of Regulation S-K and did not fall under the purview of Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  However, in all future filings we will consider such guidance when preparing our disclosures.

Note 4 Inventories – page 39

2.
We see that inventory reserves decreased from $6 million to $4.6 million from fiscal year 2008 to 2009 despite a charge of $3.4 million to increase the reserve during fiscal year 2009.  Please tell us and revise future filings to clarify the reasons for the decrease in reserve.  For example, disclose if you wrote off fully-reserved inventory or otherwise sold inventory that had been previously reserved.  Discuss how your policies are compliant with SAB Topic 5BB.

Company Response

We acknowledge that during fiscal year 2009, the Company disposed approximately $5.6 million of inventory that had been written down (“fully reserved”).  The change in consolidated inventory reserves also reflect an approximate $200,000 foreign exchange adjustment.  Thus, the net change in inventory “reserves” for fiscal year 2009 was a decrease of $1.4 million after the $4.4 million write down referenced in the preceding response.  By comparison, in fiscal year 2008, we charged $1.2 million to P&L for inventory write downs and disposed approximately $800,000 of previously reserved inventory.

In fiscal year 2007 and prior fiscal years, before Frequency was designated a smaller reporting company, we provided Schedule II – Valuation and Qualifying Accounts.  In this schedule we provided details of changes in Inventory Reserves including P&L charges for inventory write downs, the effect of foreign exchange adjustments and disposals of inventory.  Now that we are no longer required to supply this schedule, we agree that in future filings we should disclose significant disposals of previously written down inventory.  We will add this disclosure to our inventory footnote.

We believe Frequency’s policies regarding inventory write downs are compliant with SAB Topic 5BB.  Once written down, inventories may be disposed but they are never marked up again even if we are subsequently able to utilize or sell items previously written down.

Form 10-Q for the fiscal quarter ended July 31, 2009

Note 11. Fair Value of Financial Instruments, page 8

3.
We see that you have significant unrealized losses representing 35% of fair value on available for sale securities as of April 30, 2009 and July 31, 2009.  Tell us and in future filings disclose to investors the specific positive and negative factors you considered in concluding that there is no other than temporary impairment of available for sale securities as of those dates.  Please also enhance the disclosures to address all of the subtopics discussed in paragraph 17(b) of FASB Staff Position FAS 115-1/FAS 124-1 regarding the severity and duration of the impairments.

Company Response

The Company’s investment in marketable securities includes two bonds issued by GMAC with an aggregate face value of $2 million which the Company acquired several years ago at approximately par value.  These bonds have a maturity date of 2011.  During fiscal year 2009, these bonds traded at steep discounts to face value, one at 43.5% of face and the other at 61.5% of face.  Subsequent to our fiscal year end, these bonds have recovered significantly and more recently were trading at 73% and 93% of face value, respectively.  More importantly, with recent U.S. Government actions to support financial markets, the Company is reasonably assured that GMAC will be able to fully pay its obligations when they come due in two years.  In the meantime, the Company has no immediate need for the cash and has the financial ability to wait for the bonds to mature.  Hence, any decline in market value is deemed to be temporary.

Similarly, the Company has a small investment in a publicly-traded electronics company, the original cost of which is $450K.  The market value of this stock has been very volatile during the time the Company owned it.  At one point the stock traded at over two times our purchase price while during our most recent reporting periods, its value declined along with the rest of the stock market, hitting a low of $0.51 during December 2008.  As of the date of this letter, the investee company’s stock is trading at approximately $2 per share compared to the Company’s average purchase price of approximately $1.75 per share.  Thus, if this price range holds for the duration of our fiscal year 2nd quarter, this investment will be removed from the “continuous unrealized loss position” disclosure in our next Form 10-Q filing.  This volatility illustrates why the Company considered the unrealized loss on this investment to be temporary.  Once again, the Company has no immediate cash needs that would require it to sell this investment at a loss.

In future filings, the Company will provide enhanced disclosure including matters concerning the severity and duration of the impairment of our investment in commercial paper.

Note 11. Fair Value of Financial Instruments, page 8

4.
As a related matter, the evaluation of available for sale securities for other than temporary impairment may involve complex and subjective considerations.  Please provide critical accounting policy disclosure about the complexities and uncertainties involved in the evaluation, including disclosure about the susceptibility of the estimates to variability.  Please make the disclosure specific to the nature of your actual investments.

Company Response

In future filings, we will add a section in Critical Accounting Policies and Estimates which will note that all of our investments in marketable securities are Level 1 securities which trade on public markets and have current prices that are readily available.  In general our investments in fixed price securities are only in the commercial paper of financially sound corporations or the bonds of U.S. Government agencies.  Thus, although during our ownership period the value of such investments may fluctuate significantly based on economic factors, the Company’s own financial strength enables it to wait for the securities to either recover their value or to mature such that any interim unrealized gains or losses are deemed to be temporary.

Item 4T, page 17

Management’s report on Internal Control over Financial Reporting, page 17

5.
We reference the disclosure that you conducted an assessment of internal control over financial reporting as of July 31, 2009.  As a smaller reporting company, under Item 4T of Form 10-Q, you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K.  In this regard, management’s assessment of the effectiveness of internal control over financial reporting is provided on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K.  Please tell us why management’s assessment of the effectiveness of internal control over financial reporting was provided for the interim periods and clarify whether an assessment under Item 308T(a) of Regulation S-K was actually performed as of July 31, 2009.

Company Response

As disclosed in its Form 10-K for the year ended April 30, 2009, the Company has identified several material weaknesses in its internal control over financial reporting.  While the Company did not conduct a full assessment of the effectiveness of internal controls over financial reporting at July 31, 2009, for the first quarter of fiscal year 2010, no substantial changes were realized since management’s assessment of April 30, 2009, and therefore the weaknesses previously identified still exist.  Accordingly, the intent of our Form 10-Q disclosure was to convey the current status of the Company’s internal control over financial reporting and to indicate the efforts now being made to mitigate the identified weaknesses.  In subsequent quarters, in addition to the disclosure required by Item 307 of Regulation S-K, we intend to report on only the actions taken by the Company to address the material weaknesses in the Company’s internal controls over financial reporting previously identified, including our progress toward documenting and testing internal controls at our two significant subsidiaries and the greater degree of involvement by accounting personnel other than the CFO in the preparation of original data for inclusion in the Company’s financial statements, and any other changes in the Company’s internal control over financial reporting required to be reported under Item 308T(b) of Regulation S-K.

As you requested in your letter dated September 23, 2009 we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.

Sincerely,

  /s/Alan Miller
Alan Miller
Treasurer and Chief Financial Officer